May 14, 2021

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Society Pass Incorporated

Draft Registration Statement on Form S-1

Submitted February 11, 2021

CIK No. 0001817511

Dear Staff:

On behalf of Society Pass Incorporated (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of March 11, 2021 with respect to the Company’s Draft Registration Statement on Form S-1 (the “DRS”) submitted on February 11, 2021 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the DRS (the “DRS/A”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Draft Registration Statement on Form S-1 Submitted February 11, 2021

Market Data, page 6

1. We note you disclose "[w]e have not independently verified any of the data from third party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry, have not been independently verified.” As you are responsible for all information contained within the registration statement, please delete this language

The Company has made the requested deletions in the DRS/A .

Prospectus Summary, page 7

2. Please discuss your auditor’s going concern opinion in your prospectus summary and your management’s discussion and analysis.

The Company has added a discussion of the auditor’s going concern opinion in the “Prospectus Summary” section on page 7. The fifth paragraph under “Management’s Discussion and Analysis—Liquidity and Capital Resourses” in the DRS contained a discussion of the auditor’s going concern opinion and appears on page 38 of the DRS/A.

3. Please balance your disclosure in the prospectus summary about your market opportunities by disclosing the amount of your revenue for the most recently completed fiscal years, and your dependence to date on a small number of customers. In addition, please disclose in the prospectus summary the amount of your net income/loss for the most recently completed fiscal years.

The Company has revised its disclosure on page 8 of the “Prospectus Summary” section in the DRS/A to include the following paragraphs:

“During the fiscal years ended December 31, 2020 and 2019, we recorded revenues of $40,719 and $7,315, respectively, from Aryaduta Hospitality & Leisure Group, which in fiscal years ended December 31, 2020 and 2019 accounted for approximately 75% and 70% of our revenues, respectively.

We incurred net losses of ($3,827,988) and ($7,298,428) in fiscal years ended December 31, 2020 and 2019, respectively.”

Our Company, page 7

4. Please expand your disclosure about your material relationships with business partners. For example, we note your statement at the end of your second paragraph that "Our strategic partners work with us to penetrate local markets, while our Platform allows effortless integration with existing technological applications and websites." We also note your disclosure on page 62 that "We have established strong, long-term relationships with many of our partners’ services." When you reference a partner that will enhance your business, please identify your partner and the basis of your affiliation or partnership. If the relationship is governed by a written agreement, if the agreement is material, please file it as an exhibit.

In response to the Staff’s comment, the Company has included the following language on page 6 of the “Prospect Summary” section of the DRS/A and page 73 of the “Business” section of the DRS/A:

“The Company has entered into agreements with the following Vietnamese companies to provide essential services to the Platform :

Dream Space Trading Co. Ltd  (“Handy Cart”) and LalaMove Vietnam Co. Ltd  (“Lala Move”) provides food delivery services for the Platform; VTC Technology and Digital Content Company  (“VTC Pay”), Media Corporation (Vietnam Post Telecommunication Media)  (“VNPT Pay”), Zion Joinst Stock Company (“Zalo Pay”), Online Mobile Service Joint Stock Co. (“Momo”) provides payment integration services to the Platform that allows merchants to process transactions with consumers; SHBank Finance Co. Ltd  (“SHB”) provides vendor financing to merchants on the Platform; and Triip Pte. Ltd (“Triip”) provides travel agency services to the Platform. (these companies are collectively referred to in this prospectus as (“Strategic Partners”).”

5. We note your disclosure emphasizes your e-commerce activity and web based merchant services and software. If material, please also describe any other services and products you offer. For example, selling POS Hardware and facilitate financing transactions between merchants and one of your partner financial institutions and the sale of third party hardware and equipment (cashier stations, waiter tablets and printers). In addition, please expand the description of your business in the prospectus summary to explain moreclearly and in greater detail the business services and products you provide.

The Company does not offer any other products and services other than those described in the DRS. The Company has revised the “Prospectus Summary—Our Company” section contained in the DRS/A to describe more clearly and in greater detail the products and services the Company provides or will provide or is expected to provide by the end of 2021.

Summary of the Offering, page 14

6. In the sub-section use of proceeds, you disclose you "currently intend to use the net proceeds for general corporate purposes, including funding certain acquisitions in SEA and South Asia." Please identify the acquisition targets, if known, or, if not known, describe the nature of the businesses to be sought, the status of any negotiations with respect to the acquisition, and provide a brief description of such business. Please make conforming revisions to the use of proceeds" section on page 31 and the acquiring other e- commerce companies and applications in SEA and South Asia sub-section on page 73. Please refer to Instruction 6 to Item 504 of Regulation S-K.

The Company has modified the disclosure contained in the Use of Proceeds sections on page 14 and 31 to state that the use of proceeds to fund certain acquisitions will be “certain acquisitions of e-commerce companies in the F&B, beauty and travel industries in SEA and South Asia.” Also the Company has included statements on both pages that “[t]he Company is under discussions with a number of potential acquisition targets. Such target companies are in the F&B, beauty and travel verticals.” This disclosure is consistent with the disclosure on page 73 which has also been updated to state that the Company is in negotiations with acquisition targets.

Our business may be materially adversely affected by the recent coronavirus (COVID-19) outbreak, page 22

7. Please update your risk factor disclosure to describe the current impacts of the COVID-19 pandemic on your business. Please similarly update your disclosures in the prospectus summary on page 11 and in the management's discussion and analysis section on page 36. For guidance, please refer to CF Disclosure Guidance Topic: Coronavirus (COVID-19) (3/25/2020) and CF Disclosure Guidance Topic: COVID-19 Disclosure Considerations Regarding Operations, Liquidity, and Capital Resources (6/23/20)

The Company has revised the disclose related to the COVID-19 pandemic in the “Prospectus Summary” section of the DRS/A on page 9, in the “Risk Factors” section of the DRS/A on page 20 and in the Management’s Discussion and Analysis” section of the DRS/A on page 34 in accordance with the Staff’s request.

This offering has not been reviewed by independent professionals, page 27

8. Please revise this risk factor to describe any material risks associated with investor reliance on the work done by, or expertise of, the professionals you have retained in connection with the preparation of this registration statement and the execution of this offering, including, without limitation, your legal counsel, auditor and underwriter, as well as any other representatives or agents of the registrant. If no such risks exist, please delete this risk factor or tell us why you believe it is appropriate.

The Company has made the requested deletion in the DRS/A.

You should consult your own independent tax advisor regarding any tax matters arising with respect to the securities offered in connection w, page 29

9. Please revise this risk factor to describe the material tax-related risks to investors associated with purchasing, holding and disposing of shares of your common stock. If there are no such risks, please delete this risk factor or tell us why you believe it is appropriate.

The Company has made the requested deletion in the DRS/A.

Business, page 51

10. We note that in Note 1 to your financial statements you list as part of your businesses is "investment holding." In an appropriate place in your business description please provide a discussion of your investment holding business.

The Company does not have an investment holding business. The Company acknowledges that there is a reference in Note 1 to SOPA Technology Pte. Ltd. which lists its “Principal activities” as Investment holding. This relflects organizational structure and not active investing. SOPA Terchnology acts solely as the Company’s holding company for its Vietnam subsidiaries.

Consumer Facing Business, page 62

11. Here and elsewhere in you discussion of your company please ensure that you clearly disclose which services and products are available now and which you hope to provide in the future. In this regard, for example, we note that on page 71 you present as one of your competitive strengths your unique loyalty program, which is not operational.

The Company has revised the disclosure in the DRS to clearly disclose in the DRS/A that all products and services are operational except for the loyalty program and #HOTTAB mobile payment device.

Executive Compensation , page 87

12. Please update your executive compensation disclosure to include your recently completed fiscal year. Please refer to Item 402 of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 117.05

The Company has updated the Executive Compensation table on page 88 of the DRS/A

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Certain Relationships and Related Party Transactions, page 88

13. Please disclose in this section the related party transactions summarized in note 9 to the financial statements for the fiscal year ended December 31, 2019 or, for each transaction, please tell us why you believe disclosure is not required. Please refer to Item 404 of Regulation S-K.

The Company does not believe disclosure is required for the transactions described in Footnote 9(a) because the amounts for each party is below $120,000 and one of the parties was a former employee of one of the Compnay’s subsidiaries who left before the subsidiary was acquired by the Company.

The Company does not believe disclosure is required for the transaction described in Footnote 9(b) because the shareholder in question held less than five percent of the Company’s common stock at the time of the transaction.

The “Certain Relationships and Related Party Transactions” section of the DRS/A has been revised to include the transaction described in Footnote 9(c) as follows:

“As of December 31, 2020, the Company has a payable to Dennis Nguyen, our Chairman and Chief Executive Officer in the amount of $735,833 for accrued and unpaid salaries and bonus.”

Financial Statements of Society Pass Incorporated

Consolidated Statements of Operations and Other Comprehensive Loss, page F-5

14. Please quantify net sales and cost of sales of tangible products separately from those of service revenues. Refer to Rule 5-03.1 of Regulation S-X and ASC 280-10-50-40.

The Company has made the requested revisions in the Consolidated Statements of Operations and Other Comprehensive Loss for the year ended December 31, 2020 and December 31, 2019 contained in the DRS/A.

Note - 1 Description of Business and Organization Spun Out, page F-8

15. We note your disclosure that on December 31, 2019, you spun out Food Society Group Limited. Please tell us how this spin out was accounted for and site the specific authoritative literature utilized to support your accounting treatment.

In connection with the presentation of the Company’s consolidated financial statements, the Company considered the guidance described in the SEC’s codified Staff Accounting Bulletins, Topic 5, Section Z, paragraph 7, “Accounting for the Spin-off of a subsidiary”.

The Company’s initial registration of its securities under the 1933 Securities Act and the spin off transaction of the Food Society Group Limited occurred prior to the effectiveness of the Company’s registration statement.

The Company considered the following facts and circumstances in concluding omitting the Food Society Group Limited results of operations and financial position in the consolidated financial statements presented in the registration statement:

  The Company’s operations as a developer of an e-commerce platform and the Food Society Group Limited operations as a two(2) retail restaurants are in dissimilar business that would ordinarily be distinguished as reportable segments as defined by FASB ASC 280-10-50-10.

  The Company and the subsidiary have been managed and financed historically as if autonomous

  The Company and the subsidiary have no common facilities or costs

  The Company  and subsidiary are operated and financed autonomously after the  spinoff, and

  There are no material financial commitments , guarantees or contingent liabilities to each other  after the spin off

Accordingly, the Company has elected to characterize the spin-off of the Food Society Group Limited as a change in the Company’s reporting and present its historical financial statements as if the Company never had an investment in the subsidiary.

Revenue Recognition, page F-11

16. We note your disclosure on page 69 that your revenue streams consist of Consumer Facing and Merchant Facing revenues. It appears from your disclosure that the Consumer Facing revenue stream consists of ordering fees and delivery fees collected from every transaction processed. The Merchant Facing revenue stream consists of subscription fees, sale of software and hardware, optional add-on software services, commissions from sale of third party hardware and brokerage fees from the facilitation of financing transactions. Please revise your revenue recognition policy to provide a detailed discussion of the how revenue is recognized for each of these revenue streams in accordance with ASC 606.

The Company has revised its revenue recognition policy for each of the revenue stream in accordance with ASC 606 as set forth on pages F-11 thrrough F-13.

Cost of goods sold, page F-16

17. It appears from your disclosure here and on page F-84 of the Hottab December 31, 2018 financial statements that cost of goods sold consists of the cost of hardware, software and payroll, which are directly attributable to the sales of products. There appears to be a significant decrease in the amount of cost of goods sold as a percentage of revenue resulting in a positive gross margin for the year ended 12/31/19 vs. a negative gross margin in the Hottab December 31, 2018 and September 30, 2019 financial statements. Please tell us what factors contributed to the significant change in the cost of goods sold and the resulting gross margin.

The significant change in the cost of goods sold is due to the gradual decrease in software development cost incurred by IT support and staff in Hottab during the 2019 fiscal year. Hence, the amount of cost of goods sold as a percentage of revenue has become lower and resulted in a positive gross margin for the year ended 12/31/19, as compared to a negative gross margin in the Hottab December 31, 2019 and September 30, 2019 financial statements

Note - 3 Summary of Significant Accounting Policies Share-based compensation, page F-16

18. Please revise your disclosure to state how you estimate the market price of your common shares for the purpose of estimating share-based compensation. In addition, it appears from the Consolidated Statement of Cash Flows that you incurred stock based compensation. Please tell us what this stock based compensation relates to and where is it recorded in the financial statements.

We have revised the share-based compensation accounting policy in Note – 3 Summary of Significant Accounting Policies as follows:

“The Company follows ASC 718, Compensation —Stock Compensation (“ASC 718”), which requires the measurement and recognition of compensation expense for all share-based payment awards, including restricted stock units, based on the date of grant at the fair value of the share-based payments. The Company determines the fair value of the share-based payments as either the fair value of the consideration received or the fair value of the awards issued, whichever is more readily determinable. Restricted stock units are valued using the fair value of the Company’s common shares on the date of grant. The Company records compensation expense, net of estimated forfeitures, over the requisite service period…….”

For the years ended December 31, 2020 and December 31, 2019, the stock-based compensations are recorded in the General and administrative expenses within the Consolidated Statements of Operations and Other Comprehensive Loss.

Note - 5 Business Combination, page F-19

19. We note that approximately $75,000 of the required cash payment and the additional series C convertible preferred stock valued at approximately $558,000 have been deferred and classified as Contingent Service Payable in the Consolidated Balance Sheet. Please tell us the basis of these deferred payments and site the specific authoritative literature you utilized to support your accounting treatment.

The Company accounted these deferred payments as “contingent consideration” according to FASB ASC 805, “Business Combinations” (“FASB ASC 805”). Contingent consideration typically represents the acquirer’s obligation to transfer additional assets or equity interests to the former owners of the acquiree if specified future events occur or conditions are met. Under FASB ASC 805, we recognized the contingent consideration at the acquisition-date fair value as part of the consideration transferred in the transaction. As defined in FASB ASC 805, contingent consideration is (i) an obligation of the acquirer to transfer additional assets or equity interests to the former owners of an acquiree as part of the exchange for control of the acquiree, if specified future events occur or conditions are met or (ii) the right of the acquirer to the return of previously transferred consideration if specified conditions are met. The Company will realize the contingent consideration upon the success of initial public offering.

20. We note that the goodwill related to the Hottab acquisition was immediately impaired. Please tell us the factors that were considered related to this impairment and providethe disclosures required by ASC 350-20-50.

The Company has impaired the goodwill related to the Hottab acquisition because there were continuous operating losses and negative cash flows incurred subsequently. Under ASC 350-20-50, we recognized the goodwill impairment loss by comparing the actual operating results of Hottab to the profit forecast and a negative performance is resulted. Therefore, we determined that the carrying value of Hottab exceeded its fair value.

The Company has updated the disclosure in Note 5 – Business Combination on page F-20 in the DRS/A.

Note - 6 Intangible Assets, page F-21

21. We note that you capitalized the cost of the software development arrangement with CVO Advisors Pte Ltd, which includes designing App and Web-based platform. Please tell us how the arrangement met the capitalization criteria under ASC 985.

ASC 985-20 “Software – Costs of Software to be Sold, Leased, or Marketed” is applicable to costs incurred to develop or purchase software to be sold, leased or otherwise marketed as a separate product or as part of a product or process, while ASC 350-40 “Intangibles – Goodwill and Other – Internal-Use Software” is applicable to costs incurred to develop or obtain software solely to meet an entity's internal needs and for which no substantive plan exists or is being developed to externally market the software.

The Company capitalized the cost of the software development arrangement with CVO Advisors Pte Ltd in accordance with ASC 350-40 Intangibles – Goodwill and Other: Internal-Use Software under the following criteria:

  The underlying arrangement is not a hosing arrangement from either the customer’s or vendor’s perspective.

  The software is acquired, internally developed, or modified solely to meet the Company’s internal needs.

  The Company has no substantive plan or is being developed to sell, lease, or market the software externally during the software’s development, modification, or life cycle.

  The Company does not use the software for research and development only.

  The cost being incurred is not for reengineering activities such as evaluating and updating business.

  The cost being incurred is not for website development.

22. Please revise your disclosure to describe the material terms of the subscription agreement CVO.

Pursuant to the subscription agreement entered with CVO, the Company issued 8,000 shares of Series A convertible preferred stock for the purchase of software development at the stated value of $1,000 per share, totaling $8,000,000. CVO performed and accepted the technical work such as designing, developing, operating computer software applications including mobile and web application for social media, big data, point of sales, loyalty rewards, food delivery and technology platforms. The holder of this series A provided their consent to waive the warrant provision available with them and accordingly the preferred series A accounted in 2018.

The Company has revised the disclosure with the material terms of the subscription agreement with CVO in Note 6 – Intangible Assets on page F-21 in the DRS/A.

Note - 19 Subsequent Event, page F-34

23. Please confirm that you have retroactively reflected the 750 for 1 stock split throughout the document, including the financial statements. Otherwise, revise your document to retroactively reflect the stock split.

The Company has revised the Consolidated Statements of Operations and Other Comprehensive Loss, and Consolidated Statements of Changes in Shareholders’ Deficit for the years ended December 31, 2020 and December 31, 2019 in the DRS/A to reflect the 750 for 1 stock split retroactively from the date of incorporation of the Company. All share and per share figures are reflected on a post-split basis

Exhibit Index, page II-6

24. Please file as exhibits to the registration statement the following agreements:

•	the software setup, development and use license agreement with Wallet Factory International Limited dated November 15, 2018; and

•	the stock purchase agreement and accelerator contract for equity with SOSV IV LLC entered into in January 2019 .

As to each agreement, if you believe you are not required to file it as an exhibit, please tell us why. Please refer to Item 601(b)(10) of Regulation S-K.

We have filed the requested exhibits with DRS/A

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 212-646-0618.

 /s/ Jeffrey P. Wofford

Jeffrey P. Wofford

Carmel, Milazzo & Feil LLP